UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 001-32240

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER 401(k) RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.

3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014.

Supplemental Schedule H, Line 4i -Schedule of Assets (Held at End of Year) as of December 31, 2015.

NEENAH PAPER 401(k) RETIREMENT PLAN
Financial Statements as of December 31, 2015 and 2014, and
for the Years Ended December 31, 2015 and 2014

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements as of December 31, 2015 and 2014, and for the Years Ended December 31, 2015 and 2014	4

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	10

Signature	11

Note:

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and
Participants of Neenah Paper 401(k) Retirement Plan

Alpharetta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Neenah Paper 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to the audit procedures performed in conjunction with the audit of the Neenah Paper 401(k) Retirement Plan’s 2015 financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

Atlanta, Georgia

July 8, 2016

NEENAH PAPER 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2015	2014

ASSETS:
Participant-directed investments - at fair value:
Interest in master trust	$187,639,693	$166,151,879

Total investments	187,639,693	166,151,879

Receivables:
Notes receivable from participants	2,911,056	1,614,454
Plan transfer-in receivable	40,272,991	—
Participant contributions	278,918	—
Employer contributions, net of forfeitures	62,699	53,014

Total receivables	43,525,664	1,667,468

Total assets	231,165,357	167,819,347

NET ASSETS AVAILABLE FOR BENEFITS	$231,165,357	$167,819,347

See notes to financial statements.

NEENAH PAPER 401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015 and 2014

	2015	2014

CONTRIBUTIONS:
Participant	$8,004,806	$6,955,149
Employer	2,360,960	1,990,057
Rollovers	1,920,142	5,555,792

Total contributions	12,285,908	14,500,998

INVESTMENT (LOSS) INCOME - from interest in Master Trust	(344,960)	12,415,319

INTEREST INCOME FROM NOTES RECEIVABLE FROM PARTICIPANTS	49,661	45,374

PLAN TRANSFERS IN	64,322,739	108,328

Total additions	76,313,348	27,070,019

BENEFITS PAID TO PARTICIPANTS	(12,890,335)	(11,229,927)

ADMINISTRATIVE EXPENSES	(77,003)	(26,571)

INCREASE IN NET ASSETS	63,346,010	15,813,521

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	167,819,347	152,005,826

End of year	$231,165,357	$167,819,347

See notes to financial statements.

NEENAH PAPER 401(k) RETIREMENT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Neenah Paper 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan established on December 1, 2004, by Neenah Paper, Inc. (the “Company”).  The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan and of the Neenah Paper Defined Contribution Master Trust (the “Master Trust”), through which the Plan is funded.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  In December 2015, the Neenah Paper Retirement Contribution Plan was merged with the Plan and all of the Neenah Paper Retirement Contribution Plan assets were transferred into the Plan.

Eligibility - An employee of the Company or a participating employer, as defined by the Plan, is eligible to participate in the Plan upon his/her date of hire.

Contributions - Each year, participants may contribute up to 75% of their annual pre-tax compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants are also allowed to contribute after-tax contributions not to exceed 75% of annual compensation.  Participants aged 50 years or older during the year can make catch-up contributions also subject to IRC limits.  For the years ended December 31, 2015 and 2014, the Company made matching contributions of 75% of the participant’s pre-tax contributions or after-tax contributions up to the first 2% of such participant’s compensation deferred, and 50% of the participant’s pre-tax contributions or after-tax contributions up to the next 3% of the participant’s compensation deferred.  Company matching contributions are contributed on a pay period basis and are discretionary.  Effective July 1, 2016, the Company’s matching contributions for salaried and non-union hourly new hires changed to 100% of the first 6% of the participant compensation deferred. In addition, the Neenah Paper Retirement Contribution Plan was closed to new entrants effective on the same date.

If an election is not made by an employee, the employee is automatically enrolled to contribute 5% of eligible compensation into the Plan as they become eligible to participate, with annual 1% increases of eligible compensation until the employee’s contribution deferral percentage reaches 10%.  Participants may decline to participate in the Plan or change their deferral percentage in 1% increments at any time.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s matching contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

The Neenah Paper Stock Fund and the Self-Directed Brokerage Accounts are two of the investment options available to participants.  Participants may not invest more than 25% and 50% of their account balances in the Neenah Paper Stock Fund and Self-Directed Brokerage Accounts, respectively, at any time.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested in the Company’s matching contributions after three years of credited service.  Participants are also 100% vested in the Company’s matching contributions upon termination of employment with the Company if the participant is age 55 or greater, is permanently and totally disabled, or has died.

Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The notes are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrative committee.  Principal and interest on such notes are paid through salary withholdings over periods generally ranging from one to four years.  However, the repayment period for notes made for the purchase of a principal residence may range from one to ten years.  These periods may be extended for leaves of absence due to military duty.

Payment of Benefits - Upon termination of service or attainment of age 59 1/2, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  A participant may make the following regular withdrawals at any time, as defined by the Plan:

(a)         After-tax contributions, provided such amounts have been in the Plan for at least 24 months

(b)         Company-matching contributions, provided such amounts are vested and have been in the Plan for at least 24 months

(c)          Any participant contributions included within his/her rollover account

(d)         Pre-tax contributions for financial hardship purposes

Plan Transfers In — During 2015, the Plan Sponsor acquired ASP Fibermark, LLC (the “Fibermark acquisition”).  Employees of ASP Fibermark transferred the balance of their notes receivable accounts into the Plan as a result of the Fibermark acquisition.  Investment balances of participants related to the Fibermark acquisition were brought into the Plan through a transfer at the end of the current year which is reflected as a transfer-in receivable on the accompanying statements of net assets available for benefits.  Additionally, all assets of the Neenah Paper Retirement Contribution Plan were transferred into the Plan during December 2015.

During 2014, the Plan Sponsor acquired Crane Technical Materials (the “Pittsfield acquisition”).  Employees of the previous company transferred the balance of their notes receivable accounts into the Plan as a result of the Pittsfield acquisition.  Investment balances of participants related to the Pittsfield acquisition were brought into the Plan through rollovers in 2014.

Forfeited Accounts - At December 31, 2015 and 2014, forfeited non-vested accounts totaled $1,119 and $3,235, respectively.  These accounts will be used to either reduce future employer contributions or pay administrative expenses.  For the years ended December 31, 2015 and 2014, $63,864 and $110,390, respectively, in forfeiture balances were used to reduce employer contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Master Trust utilizes various investment securities, including mutual funds, a common/collective trust fund, employer securities, and common stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements - In May 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-07,  Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (ASU 2015-07).  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement.  Disclosures about investments in certain entities that calculate net asset value (“NAV”) per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate fair value using NAV value practical expedient.   ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted.  Management has elected to early adopt ASU 2015-07.   The adoption of ASU 2015-07 did not have a material impact on the Plan’s financial statements and has been applied retrospectively to prior periods presented.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pensions Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plan (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12).  Part I of ASU 2015-12, eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures.  Contract value is the only required measure for fully benefit-responsive investment contracts.  Part II of ASU 2015-12, eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  It also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III of ASU 2015-12, allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end.  ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 and earlier application is permitted.  Plans can early adopt any of the ASU’s three parts without early adopting the other parts.  Parts I and II are to be applied retrospectively.  Part III is to be applied prospectively. Management has elected to early adopt Parts I and II.  Part III is not applicable to the Plan.  The adoption of Parts I and II of ASU 2015-12 did not have a material impact on the Plan’s financial statements and has been applied retrospectively to prior periods presented.

Investment Valuation and Income Recognition - The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.  The Master Trust holds mutual funds, common/collective trust funds, employer securities, and common stock in which the Plan participates.  Shares of mutual funds, common stock, and employer securities are valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.  The common/collective trust fund is valued based on the fair value of the underlying investments held by the fund less its liabilities.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable - Notes Receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2015 and 2014.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses - Generally, administrative expenses of the Plan are paid by the Company, except for various costs associated with processing notes receivable from participants, account management fees, or expenses associated with investments within the self-directed brokerage account, which are paid by the Plan, as provided in the Plan document.  Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment returns for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Subsequent Events — The Plan has evaluated subsequent events through July 8, 2016, which is the date these financial statements were issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

ASC Topic 820 established a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

•                  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end by obtaining quoted prices on nationally recognized securities exchanges.

•                  Shares of common stock, including employer securities, are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Units of participation of the common/collective trust is valued at the NAV provided by the fund’s trustee as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the common/collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2015 and 2014, respectively:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$145,877,996	$—	$—	$145,877,996
Common stocks	8,021,761	—	—	8,021,761
Self-directed brokerage funds	2,288,819	—	—	2,288,819

Total assets in the fair value hierarchy	$156,188,576	$—	$—	156,188,576

Investments measured at net asset value:*				31,451,117
Common/collective trust:

Investments at fair value				$187,639,693

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds	$94,085,002	$—	$—	$94,085,002
Common stocks	7,992,564	—	—	7,992,564
Self-directed brokerage funds	2,527,765	—	—	2,527,765

Total assets in the fair value hierarchy	$104,605,331	$—	$—	104,605,331

Investments measured at net asset value:*
Common/collective trust				83,058,442

Investments at fair value **				$187,663,773

*In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. In addition, in accordance with the adoption of ASU 2015-12, if an investment is measured using the NAV per share (or its equivalent) as the practical expedient in ASC 820 and that investment is in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

**All assets of the Neenah Paper Retirement Contribution Plan were transferred into the Plan during December 2015.  Prior thereto, the Master Trust consisted of the Plan assets and the Neenah Paper Retirement Contribution Plan assets as described in Note 4.

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the years ended December 31, 2015 or 2014.

NOTE 4 - INVESTMENT IN MASTER TRUST

Except for notes receivable from participants, the Plan’s investment assets are funded through the Master Trust.  The Master Trust was established by the Company and is administered by the Trustee.  Prior to December 2015, use of the Master Trust permitted the commingling of the Plan’s assets with the assets of the Neenah Paper Retirement Contribution Plan for administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.  Now that the plans are merged, the Master Trust consists of a single Plan.  The net investment income/loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.  During the year ended December 31, 2015, all assets of the Neenah Paper Retirement Contribution Plan were transferred into the Plan.  As of December 31, 2015 and 2014, the Plan’s percentage of interest in the Master Trust was approximately 100% and 89%, respectively.

The investments of the Master Trust at December 31, 2015 and 2014, are summarized as follows:

	2015	2014

Mutual funds	$145,877,996	$94,085,002
Neenah Paper common stock	8,021,761	7,992,564
Self-directed brokerage funds	2,288,819	2,527,765
Common/collective trust	31,451,117	83,058,442

Total investments	$187,639,693	$187,663,773

For the years ended December 31, 2015 and 2014, the net investment (loss) income of the Master Trust is as follows:

	2015	2014

Dividend and interest income	$3,505,840	$2,715,499
Net (depreciation) appreciation in fair value of investments	(3,732,662)	11,202,776

Total investment (loss) income	$(226,822)	$13,918,275

NOTE 5 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held by the Master Trust are shares of mutual funds and a unit of a common/collective trust fund managed by the Trustee.  As such, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2015 and 2014, the Master Trust held 128,492 shares and 132,613 shares, respectively, of the Company’s common stock (the sponsoring employer), with a cost basis of $3,596,129 and $3,300,547, respectively.  During the years ended December 31, 2015 and 2014, the Master Trust recorded dividend income from the Company of $138,293 and $117,241, respectively.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 7 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 8, 2014, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC.  However, the Plan has been amended since receiving the determination letter.  The Company and Plan management believe that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NEENAH PAPER 401(k) RETIREMENT PLAN
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
EIN: 20-1308307, Plan Number:  002
as of December, 31 2015

	(b)	(c)		(e)
	Lessor or	Description of Investment, Including Maturity Date, Rate	(d)	Current
(a)	Similar Party	of Interest, Collateral, and Par or Maturity Value	Cost	Value

*	Participant Loans	Notes receivable from participants (with interest rates from 3.25% - 4.25% and with maturities through February 2025)	**	$2,911,056

*Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER 401(k) RETIREMENT PLAN

	By:	/s/ Trevor D. Armstrong
Trevor D. Armstrong
Chairman, Neenah Paper 401(k) Retirement Plan
Administrative Committee

Date: July 8, 2016